September 30, 2008

Via EDGAR

Securities and Exchange Commission
Attn: Craig Ruckman, Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

	Re:	American National Investment Accounts, Inc. (CIK 0000867050)
		File No. 811-06155
		PRE 14A
		Accession Number:  0000867050-08-000021 (34 Act)

Ladies and Gentlemen:

We hereby request that the definitive proxy materials filed September 29, 2008 for the above-referenced investment company be withdrawn. The filing was made erroneously under the Form Type "PRE 14A" and will be re-filed under the Form Type "DEF 14A." In addition, there appear to be problems with the formatting of the EDGAR document, which will be corrected upon re-filing.

Sincerely,

/s/ Teresa E. Axelson
Vice President, Secretary and Chief Compliance Officer
American National Investment Accounts, Inc.